                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                            ________________________

                              DIGEX, INCORPORATED
                               (Subject Company)
                            ________________________
                         INTERMEDIA COMMUNICATIONS INC.
                           DAYLIGHT ACQUISITION CORP.
                                   (Bidders)
                            _______________________

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)
                            ________________________
                                   253754105
                     (CUSIP Number of Class of Securities)
                            ________________________

                               Robert M. Manning
                 Senior Vice President, Chief Financial Officer
                         Intermedia Communications Inc.
                             3625 Queen Palm Drive
                             Tampa, Florida  33619
                                 (813) 829-0011

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ________________________
                                    Copy to:

                            Ralph J. Sutcliffe, Esq.
                      Kronish, Lieb, Weiner & Hellman LLP
                            1114 Avenue of Americas
                         New York, New York 10036-7798
                                 (212) 479-6170

                               Page 1 of 5 Pages

                       Exhibit Index is located on Page 5
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     This Amendment No. 1 to Schedule 14D-1 amends and supplements the Tender
Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on June 11, 1997 (the "Schedule 14D-1") relating to a tender offer by Daylight Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermedia Communications Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DIGEX, Corporation, a Delaware corporation (the "Company"), at $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 11, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits to the Schedule 14D-1. Capitalized terms used herein and not defined herein have the meanings specified in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION

     On June 20, 1997, two purported class action complaints were filed in the Court of Chancery of the State of Delaware in and for New Castle County respectively by TAAM Associates, Inc. and David and Chaile Steinberg (the "Complaints"), stockholders of the Company, on behalf of all non-affiliated common stockholders of the Company, against Parent, the Company and the Directors of the Company (the "Company Directors"). The Complaints allege that the Company Directors violated their fiduciary duties to the public stockholders of the Company by agreeing to vote in favor of the Merger and that Parent knowingly aided and abetted such violation by offering to retain Company management in their present positions and consenting to stock option grants to certain executive officers of the Company. The Complaints seek a preliminary and permanent injunction enjoining the Merger and cash damages from the Company Directors. No application has been made for a preliminary injunction.

     These cases are in their very early stages and no assurance can be given as to their ultimate outcome. Parent, after consultation with its counsel, believes that it is unlikely that an injunction will be issued against the Merger; and, there are meritorious factual and legal defenses to the claims in the complaints. Parent intends to defend vigorously the claims in the complaints.

     Items 10(b) and 10(c) are hereby amended and supplemented as follows:

     On June 24, 1997, the FTC notified Parent that early termination of the waiting period under the HSR Act with respect to the Offer and the Stock Purchase

                               Page 2 of 5 Pages
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Agreement has been granted effective June 24, 1997.  A copy of Parent's press release relating to the foregoing is attached as Exhibit 11(a)(10) and incorporated herein by reference.


ITEM 11.     MATERIAL TO BE FILED AS EXHIBITS.


11(a)(10)    Text of Press Release issued on June 25, 1997

11(g)(1)     Complaint of TAAM Associates, Inc. dated June 20,1997

11(g)(2) Complaint of David J. Steinberg and Chaile B. Steinberg dated June 20, 1997

                               Page 3 of 5 Pages
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                                   SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              INTERMEDIA COMMUNICATIONS INC.

                              By:   /s/ Robert M. Manning
                                  --------------------------
                                  Name: Robert M. Manning
                                  Title: Senior Vice President, Chief
                                  Financial Officer and Secretary


                              DAYLIGHT ACQUISITION CORP.

                              By:   /s/ Robert M. Manning
                                  --------------------------
                                  Name: Robert M. Manning
                                  Title: President, Secretary and
                                         Treasurer


Dated: June 27, 1997

                               Page 4 of 5 Pages
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                                 EXHIBIT INDEX



EXHIBIT NO.                           DESCRIPTION                     PAGE NO.
-----------                ---------------------------------------    --------

11(a)(10)                    Text of Press Release issued on June
                             25, 1997

11(g)(1)                     Complaint of TAAM Associates, Inc.
                             dated June 20, 1997

11(g)(2)                     Complaint of David J. Steinberg
                             and Chaile B. Steinberg dated
                             June 20, 1997

                               Page 5 of 5 Pages